Exhibit 12

Ball Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

($ in millions)	2006	2005	2004	2003	2002

Earnings before taxes (a)	$446.9	$363.6	$445.9	$323.5	$224.4
Plus:
Interest expensed and capitalized	142.5	121.7	105.8	144.2	83.2
Interest expense within rent	27.7	25.6	24.8	22.6	17.1
Amortization of capitalized interest	2.9	2.9	1.8	1.9	2.0
Distributed income of equity investees	6.0	11.6	8.4	4.5	–
Less:
Interest capitalized	(8.1)	(5.3)	(2.1)	(3.1)	(2.4)

Adjusted earnings (a)	$634.1	$520.1	$584.6	$493.6	$324.3

Fixed charges (b)	170.2	147.3	130.6	166.8	100.3

Ratio of earnings to fixed charges	3.6x	3.5x	4.5x	3.0x	3.2x

(a)	Amounts have been retrospectively adjusted for the company’s change in 2006 from the last-in, first-out method of inventory accounting to the first-in, first-out method.
(b)	Fixed charges include interest expensed and capitalized as well as interest expense within rent.